[Publicis Groupe logo]


       PRESS RELEASE


       Contacts at Publicis Groupe:

       Pierre Benaich, Investor Relations          +33 1 4443 6500
       Eve Magnant, Corporate Communications       +33 1 4443 7025


                        PUBLICIS GROUPE RANKED NO. 1 IN
                    NEW BUSINESS IN 2003 BY LEHMAN BROTHERS
                            STARCOM MEDIAVEST NAMED
                     "AGENCY OF THE YEAR" BY MEDIA MAGAZINE


Paris, January 14, 2004 - In the publication "New Business Scorecard - December and 2003", January 8, 2004, presented by investment firm Lehman Brothers, Publicis Groupe ranked first on the New Business winners' league.

The most significant new accounts, in terms of size, won by the networks of the Groupe in 2003 included Allied Domecq, Sanofi-Synthelabo, Minute Maid (The Coca-Cola Company), Gateway Computers, Subway, Fromageries Bel, Pfizer/Zoloft and Celebrex in advertising, and Miramax and Coca-Cola in meda buying and consultancy. In addition, a large number of local or regional accounts were secured by our agencies across the 5 continents.

Moreover, the media buying and consultancy group Starcom MediaVest just received the "Media Agency of the Year" award from Media Magazine, crowning 2003 an impressive year not only in terms of overall growth but also in terms of market share.

Starcom MediaVest was recognized by a group of industry experts and clients for its competency, innovation and focus on the future, qualities that helped it win Coca-Cola account and more than 100 other accounts in 2003.

Maurice Levy, Chairman & CEO of Publicis Groupe stated:
"To succeed with such an impressive performance in a year dedicated to the integration of Bcom3 and the reallocation of D'Arcy assets proves the quality of our teams, of their determination, and above all, of the fact that Publicis Groupe presents an offer remarkably adapted to the needs of the advertisers. In addition, Starcom MediaVest demonstrates once again the quality of its services and its team. Our goal is to continue forward in this way with the same determination."


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[Publicis Groupe logo]


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Publicis Groupe (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; media counsel and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com







                                    Contacts
          Relations Investisseurs: Pierre Benaich - +33 (0)1 4443 6500 Communication Corporate: Eve Magnant - +33 (0)1 4443 7025